

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2022

The principal balances and results accumulated for the period ending October 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,620,590
Loans and accounts receivables from customers and banks, net	38,171,132
Loans and accounts receivables from customers at fair value, net	76,830
Financial instruments	10,278,202
Financial derivative contracts	15,771,353
Other asset items	5,544,563
Total assets	**72,462,670**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,201,280
Time deposits and other time liabilities	13,486,655
Issued debt and regulatory capital instruments	9,463,119
Financial derivative contracts	17,598,709
Other liabilities items	13,642,673
Total equity	4,070,234
Total liabilities and Equity	**72,462,670**

Equity attributable to:	
Equity holders of the Bank	3,962,088
Non-controlling interest	108,146

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,435,307
Net fee and commission income	333,236
Result from financial operations	170,180
Total operating income	**1,938,723**
Provision for loan losses	(285,009)
Support expenses	(705,833)
Other results	(89,032)
Income before tax	**858,849**
Income tax expense	(93,800)
Net income for the period	**765,049**
Attributable to:	
Equity holders of the Bank	751,261
Non-controlling interest	13,788

As of October 31, 2022, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$35,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Octubre de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de octubre de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.620.590
Créditos y cuentas por cobrar a clientes y bancos	38.171.132
Créditos y cuentas por cobrar a clientes a valor razonable	76.830
Instrumentos financieros	10.278.202
Contratos de derivados financieros	15.771.353
Otros rubros del activo	5.544.563
Total Activos	**72.462.670**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.201.280
Depósitos y otras captaciones a plazo	13.486.655
Instrumentos de deuda y capital regulatorio emitidos	9.463.119
Contratos de derivados financieros	17.598.709
Otros rubros del pasivo	13.642.673
Total patrimonio	4.070.234
Total Pasivos y Patrimonio	**72.462.670**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.962.088
Interés no controlador	108.146

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	1.435.307
Ingresos neto de comisiones	333.236
Resultado de operaciones financieras	170.180
Total ingresos operacionales	**1.938.723**
Gasto de pérdidas crediticias	(285.009)
Gastos de apoyo	(705.833)
Otros resultados	(89.032)
Resultado antes de impuesto	**858.849**
Impuesto a la renta	(93.800)
Utilidad consolidada del periodo	**765.049**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	751.261
Interés no controlador	13.788

Al 31 de octubre de 2022, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$35.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

¿Qué podemos hacer por ti hoy?

Santander